Exhibit 99.2

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratios of our earnings to fixed charges for each of the five years ended December 31, 2012, computed on the basis of IFRS.

	Year ended December 31,
	2012	2011	2010	2009	2008
Ratio	13.6x	14.2x	17.3x	19.8x	14.1x

In calculating the ratio of earnings to fixed charges, we used the following definitions:

•   the term “fixed charges” means the sum of the following: (i) interest expensed and capitalized and (ii) that portion of operating lease rental expense representative of the interest factor (being one-third of such rental expense),

•   the term “earnings” is the amount resulting from adding and subtracting the following items:

–   add the following: (a) income before tax and associates, (b) fixed charges and (c) distributed income of investments in associates, and

–   subtract, from the total of the added items, capitalized interest net of related amortization.